SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
October 20, 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(1):
☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by
Regulation S-T Rule 101(b)(7):
☐

CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT
To comply with section 10(1)(a) of the South African Auditing Profession Act, 26 of 2005, the
Independent Regulatory Board for Auditors (“ IRBA ”) published the rule on Mandatory Audit Firm
Rotation (“ MAFR ”) for auditors of all public interest entities, as defined in section 290.25 to 290.26 of the amended IRBA Code of Professional Conduct for Registered Auditors. An audit firm, including a network firm as defined in the IRBA Code of Professional Conduct for Registered Auditors, shall not serve as the appointed auditor of a public interest entity for more than 10 consecutive financial years.
Thereafter, the audit firm will only be eligible for reappointment as the auditor after the expiry of at least five financial years. The requirement is effective for financial years commencing on or after April 1,
2023.
Pursuant to this requirement, on October 20, 2022, DRDGOLD Limited’s (“ DRDGOLD ”) Board of
Directors, upon recommendation by the Audit Committee has recommended the appointment of BDO
South Africa Inc. (“ BDO ”) as the Company’s independent principal accountants for the fiscal year ending
June 30, 2023. This appointment is subject to shareholder approval at the Annual General Meeting expected to be held on November 29, 2022.

KPMG Inc. (“ KPMG ”) will resign as independent principal accountants of the group on conclusion of its responsibilities relating to the June 30, 2022 fiscal year audit.

In connection with the audits of the Company’s financial statements for each of the two fiscal years ended
June 30, 2021, there were no disagreements with KPMG over any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their report.

Exhibit

99.1

Release dated

October 20,

2022, “NOTIFICATION OF

CHANGE IN

EXTERNAL AUDITOR”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: October 20, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
ISIN: ZAE000058723
JSE share code: DRD
NYSE trading symbol: DRD
(“ DRDGOLD ”, the “ Company ” or the “ Group ”)
NOTIFICATION OF CHANGE IN EXTERNAL AUDITOR
DRDGOLD shareholders (“ Shareholders
”) are advised

that the board

of directors of

the Company (the

“
Board ”),
on recommendation of DRDGOLD’s

audit committee, has appointed

BDO South Africa Inc. (“
BDO ”) as the new
external auditor of the Group for the financial year ending 30 June 2023, with the designated audit partner being
Jacques Barradas, replacing KPMG Inc. following its conclusion of the 2022 audit.
BDO’s

appointment

as

external

auditor

will

be

proposed

for

approval

by

Shareholders

at

the

annual

general
meeting of the Company to be held on Tuesday,

29 November 2022.
The change of

external auditor was

initiated following DRDGOLD’s

decision to early

adopt the mandatory

audit
firm rotation rule, issued by the Independent

Regulatory Board for Auditors, which

is effective for financial years
commencing on or after 1 April 2023.

The Board

would like

to extend

its appreciation

to KPMG

Inc. for

their long-standing

service to

the Group

and
looks forward to working with BDO.
Johannesburg
20 October 2022
Sponsor

One Capital